Caledonia Mining Announces its First Quarter 2007 Results

Toronto, Ontario – May 14, 2007:  Caledonia Mining Corporation ("Caledonia”") (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its first quarter 2007 operating and financial results.

The financial results below are reported in thousands of Canadian dollars, except where otherwise stated.

Financial Highlights

(C$ 000’s)	Q1 2007	Q1 2006
Sales from continuing operations	$13,401	$1
Income/(loss) from continuing operations	(278)	(387)
- per share basic and diluted	($0.001)	($0.001)
Discontinued operations (loss)	(255)	(1,878)
Net income (loss) after discontinued operations	(533)	(2,266)
- per share basic and diluted	($0.001)	($0.006)

For the quarter ended March 31, 2007 Caledonia reported revenue of $13.4 million from the Blanket gold mine, on sales of 4,352 ounces of gold and a net loss of $278,000 or ($0.001) per fully diluted share. The loss for the quarter was due to the reduced ounces sold whilst Zimbabwean inflation of 1800%, on an annualized basis, resulted in huge increases in the same period.  However, a recent change in the Zimbabwean monetary policy will result in much higher revenues from gold sales from the end of April, which will offset the effects of inflation on the operating costs.   Cash available at the quarter end totaled $126,000.

Gold production for the quarter was 3,700 ounces.  The reduced ounces produced during the first quarter 2007 were due to the planned shutdown of the No 4 shaft, in association with the mine expansion currently underway.

In April 2007, 22,890,000 warrants, that were due to expire, were exercised at a price of $0.15 per share. The proceeds net of commission amounted to $3,330,495. These funds will be used for general working capital and the funding of exploration activities at Nama and other sites.

Commenting on the results, Stefan Hayden, President and CEO, said “I am pleased to report a satisfactory operational performance from the Blanket Mine of 3,700 ounces of gold, in the context of a planned mine and plant expansion and against the backdrop of a difficult mining economic environment in Zimbabwe.  Whilst other gold mines have been forced to stop production, due to severe cash flow shortages, Blanket has been able to continue mining, with the switch to liquid cyanide being particularly timeous for continuing plant operations.

The expansion project continues to progress, albeit with some disruption in light of the country’s challenging economic situation, and in particular the lack of hard currency, however we are still anticipating completion of the expansion by the end of fourth quarter 2007.

Looking forward in the short term, the lack of hard currency continues to remain a serious problem, however the recent change in the Zimbabwean monetary policy should rectify this issue.  Production will continue to be at reduced levels during the second quarter, until Shaft 4 reopens, which we anticipate will be in June 2007.

We continue to progress the sales negotiations of the Barbrook and Eersteling mines.

For more information, please contact:

Stefan Hayden

Alex Buck/Nick Bias

President & CEO, Caledonia Mining

buck-bias

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.